UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 22, 2016, Medigus Ltd., or the Company, has entered into an exclusive distribution agreement with Innovamedica S.p.A., or the Agreement. Under the terms of the Agreement, Innovamedica S.p.A., a privately owned distributor of minimally invasive medical devices, will act as the Company’s exclusive distributor in Italy for a period of four years commencing as of January 1, 2017. The Agreement requires Innovamedica S.p.A. to purchase minimum annual quantities of the Company’s products, which are expected to amount to at least EUR 1 million during the term of the Agreement.  Under the terms of the Agreement either party may, at its sole discretion, terminate the Agreement immediately upon the occurrence of: (i) a failure of the other party to perform a material covenant, (ii) a breach of the other party’s warranties or representations, or (iii) in the event of the other party’s insolvency, inability to pay debts, bankruptcy or was appointed a receiver; provided, however, that such failure, breach, status or appointment, if curable, is not cured within the applicable period of time set forth thereto. In addition, the Company may terminate the Agreement immediately, in the event Innovamedica S.p.A.: (a) engages in a competing activity not in accordance with the terms of the Agreement, (b) does not order the minimum annual quantities set forth under the Agreement, (c) has all or a substantial portion of its assets assigned, conveyed or sold, or (d) otherwise does not comply with the terms of exclusivity, does not comply with its respective warranty obligations or in the event of force majeure. Innovamedica S.p.A.’s exclusivity is conditioned upon ordering the minimum annual quantities and continued compliance with its non-competition undertakings.

In connection with the Agreement, on November 22, 2016, the Company, issued a press release titled: “Medigus Expands Global Commercial Availability of MUSE™ Through Distribution Agreement With INNOVAMEDICA S.p.A. In Italy.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333- 213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

This Form 6-K and the press release attached herein as Exhibit 99.1 may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 22, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1	Description Press release titled: “Medigus Expands Global Commercial Availability of MUSE™ Through Distribution Agreement With INNOVAMEDICA S.p.A. In Italy,” dated November 22, 2016.